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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.______)*


                              Carnival Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

        Common Stock, par value $0.01 per Share of Carnival Corporation
                      Special Voting Share of Carnival plc
           Trust Shares, representing beneficial interest in the P&O
                          Princess Special Voting Trust
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                    Common Stock 143658-10-2 and 143658-30-0
                        Special Voting Share: G7214F-12-2
                            Trust Shares: 143658-30-0
            --------------------------------------------------------
                                (CUSIP Number)

                                November 23, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /       Rule 13d-1(b)
   /X/       Rule 13d-1(c)**
   / /       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons filed a Schedule 13D on November 23, 2004 related to
   (i) Common Stock of Carnival Corporation, (ii) Special Voting Share of Carnival plc and (iii) Trust Shares representing beneficial interest in the P&O Princess Special Voting Trust. References to "Carnival Shares" in this Schedule 13G are to the shares of Carnival Corporation Common Stock together with the paired Trust Shares. This Schedule 13G is not being filed to report any material change in the Reporting Persons' beneficial ownership of the Carnival Shares since their last Schedule 13D filing. This
   Schedule 13G is being filed solely to reflect this change in the Reporting Persons' filing status.

                                      Page 1
                                    of 7 Pages

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                                     SCHEDULE 13G

CUSIP NO. Common Stock: 143658-10-2 and 143658-30-0           Page 2 of 7 Pages
          Special Voting Share G7214F-12-2
          Trust Shares: 143658-30-0

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


  Smith Barney Corporate Trust Company
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware


-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                       14,700

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER              71,802,225

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     71,802,225


-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    11.3%


-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             00



-------------------------------------------------------------------------------

                                     SCHEDULE 13G

CUSIP NO. Common Stock: 143658-10-2 and 143658-30-0           Page 3 of 7 Pages
          Special Voting Share G7214F-12-2
          Trust Shares: 143658-30-0

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Citigroup Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware


-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                   6,187,186*

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER             77,974,711*


        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    77,974,711*



-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    12.3%




-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             HC


-------------------------------------------------------------------------------
*  Includes shares held by other reporting persons.

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As described above, the Reporting Persons filed a Schedule 13D on November
23, 2004 related to (i) Common Stock of Carnival Corporation, (ii) Special Voting Share of Carnival plc and (iii) Trust Shares representing beneficial interest in the P&O Princess Special Voting Trust. References to "Carnival Shares" in this Schedule 13G are to the shares of Carnival Corporation Common Stock together with the paired Trust Shares. Pursuant to Rule 13d-1(c), the Reporting Persons qualify to report their beneficial ownership of the Carnival Shares on Schedule 13G. This Schedule 13G is being filed solely to reflect this change in the Reporting Persons' filing status and is not being filed to report any material change in the Reporting Persons' beneficial ownership of Carnival Shares since their last Schedule 13D filing.

Item 1(a).     Name of Issuer:

               Carnival Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3655 N.W. 87th Avenue
               Miami, FL 33178-2428

Item 2(a).     Name of Person Filing:

               Smith Barney Corporate Trust Company ("SB Corporate Trust") Citigroup Inc. ("Citigroup")

Item 2(b).     Address of Principal Office or, if none, Residence:

               The address of the principal office of SB Corporate Trust is:

               824 Market Street
               Wilmington, DE 19801

               The address of the principal office of Citigroup is:

               399 Park Avenue
               New York, NY 10043

Item 2(c).     Citizenship or Place of Organization:

               Each of SB Corporate Trust and Citigroup is a Delaware corporation.

Item 2(d).     Title of Class of Securities:

               Common Stock
               Special Voting Share
               Trust Shares

Item 2(e).     CUSIP Number:
               143658-10-2 and 143658-30-0
               G7214F-12-2
               143658-30-0


                                       Page 4
                                     of 7 Pages
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Item 3.      If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
             240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [ ] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G): See Exhibit 2;

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.   Ownership. (as of November 22, 2004)*

          (a)  Amount beneficially owned: See item 9 of cover pages

          (b)  Percent of class: See item 11 of cover pages

          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                  (ii)  Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv)  Shared power to dispose or to direct the disposition of:

                  See Items 5-8 of cover pages

* The ownership calculations in Item 4 are based upon the holdings of the Reporting Persons and the number of Carnival Shares outstanding at such time, 633,273,375, as indicated in SEC Form 10-Q filed by Carnival on October 7, 2004.

                                       Page 5
                                     of 7 Pages
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Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Citigroup is the sole member of SB Corporate Trust.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.



                                       Page 6
                                     of 7 Pages

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Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004


                      SMITH BARNEY CORPORATE TRUST COMPANY



                      By: /s/ Marianne Quinn
                         --------------------------------------------
                         Name:  Marianne Quinn
                         Title: Senior Vice President



                      CITIGROUP INC.



                      By: /s/ Serena D. Moe
                         --------------------------------------------
                         Name:  Serena D. Moe
                         Title: Assistant Secretary


                                 Page 7
                               of 7 Pages

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                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------



EXHIBIT 1
---------

Agreement between SB Corporate Trust and Citigroup as to joint filing of
Schedule 13G